Filed Pursuant to Rule 433
Dated March 6, 2007
Registration No. 333-106040
AMERICAN INTERNATIONAL GROUP, INC.
$1,000,000,000
6.25% Series A-1 Junior Subordinated Debentures
Final Term Sheet

Issuer:	American International Group, Inc.

Title of Securities:	6.25% Series A-1 Junior Subordinated Debentures

Aggregate Principal Amount:	$1,000,000,000

Price to Public:	99.516%

Purchase Price by Underwriters:	98.516%

Scheduled Maturity Date:	March 15, 2037

Final Maturity Date:	March 15, 2087

Interest Rate and Interest Payment Dates During Fixed Rate Period:	6.25% from and including March 13, 2007 to but excluding March 15, 2037, payable semi-annually in arrears on each March 15 and September 15, beginning on September 15, 2007.

Interest Rate and Interest Payment Dates During Floating Rate Period:	Annual rate equal to three-month LIBOR +205.6 bp, from and including March 15, 2037, payable quarterly in arrears on each March 15, June 15, September 15 and December 15, beginning on June 15, 2037. If three-month LIBOR cannot be determined for the quarterly interest period beginning on the Scheduled Maturity Date in the manner specified in the preliminary prospectus supplement for the 6.25% Series A-1 Junior Subordinated Debentures, “three-month LIBOR” will be 5.34%.

Trade Date:	March 6, 2007

Settlement Date:	March 13, 2007

Optional Redemption:	Subject to restrictions under the Replacement Capital Covenant, redeemable

• in whole or in part, at any time prior to the Scheduled Maturity Date, at greater of par and discounted present value at the treasury rate plus 25 bp, together, in either case, with interest accrued to the redemption date; and

• in whole or in part, at any time on or after the Scheduled Maturity Date, at par, together with interest accrued to the redemption date.

In the case of a redemption in part prior to the Scheduled Maturity Date, the aggregate principal amount outstanding after such redemption must be at least $50,000,000.

Redemption for Tax Event or Rating Agency Event:	Subject to restrictions under the Replacement Capital Covenant, redeemable in whole but not in part, at any time prior to the Scheduled Maturity Date, at greater of par and discounted present value at the treasury rate plus 50 bp together, in either case, with interest accrued to the redemption date.

Replacement Capital Covenant:	A replacement capital covenant will apply until March 15, 2067. The dates referred to in the prospectus supplement on which the “applicable percentage” and the types of securities that constitute “qualifying capital securities” (as therein defined) will change are March 15, 2037 and March 15, 2057.

Reoffer Spread to Benchmark Treasury:	+160 bp

Benchmark Treasury:	UST 4.50% due February 15, 2036

Benchmark Treasury Yield:	4.686%

Reoffer Yield:	6.286%

CUSIP:	026874BE6

ISIN:	US026874BE68

Joint Structuring Advisors:	Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc.

Joint Bookrunning Managers:	Banc of America Securities LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc.

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Scotia Capital (USA) Inc. and Wachovia Capital Markets, LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at (877) 858-5407, Deutsche Bank Securities Inc. toll free at (800) 503-4611 or J.P. Morgan Securities Inc. collect at (212) 834-4533.